Exhibit 99.1

NEWS RELEASE

OLYMPUS REQUESTS TRUCKING PERMIT EXTENSION

Toronto, January 4, 2011 – Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus")

Olympus’ trucking permit received from the Quang Nam People’s Committee to toll treat high-grade ore from the Phuoc Son Gold Mine through their Bong Mieu Gold plant until the end of 2010 expired on December 31. Toll treating Phuoc Son ore allowed Olympus to maximize gold production while simultaneously constructing its second gold processing plant at Phuoc Son originally scheduled for completion in the fourth quarter 2010, however, because of unfavorable wet weather conditions at Phuoc Son plant commissioning is now expected in late February or early March (See Olympus press release dated, October 7, 2010). The Company has submitted a request to the Quang Nam People’s Committee for an extension of the trucking permit allowing the Company to maximize its gold production and compensate for the late start up at Phuoc Son.

Olympus expects first quarter production to be lower at Bong Mieu compared to its fourth quarter 2010 production because of lower head grades being processed after the December 31, 2010 cessation of higher grade Phuoc Son ore being delivered to Bong Mieu. While first quarter production will be negatively impacted by non-treatment of Phuoc Son ore at Bong Mieu, overall company production for the remainder of 2011 is expected to result in a 45% increase in ounces produced versus 2010. The Company will continue operating the Bong Mieu Gold Plant with ore sourced from the Bong Mieu Underground mine and other deposits located throughout the gold field.

Olympus is a gold exploration and production company employing some 1200 employees of which 90% are Vietnamese. The Company offers excellent wages and benefits in the safest possible work environment. The Company believes in Corporate Social Responsibility and cares about the employees and the people who live and work around its mining operations. The Company has contributed to the community in many ways; road improvements, Clean water project (supplies clean water to households) Women Wellness Programs, Agricultural Sustainability Programs, Academic Scholarships, Assistance for Minority Groups, Houses for the Poor and donations to various sport programs.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company is a major employer, pays taxes and royalties and has invested some 40 million USD into the local economy during 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.